[CUNA Mutual Insurance Society letterhead]

January 28, 2009

VIA ELECTRONIC FILING
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Request for Withdrawal of Post-Effective Amendment
       CUNA Mutual Variable Annuity Account ("Registrant")
       File Nos. 333-148426 and 811-08260

To Whom It May Concern:

       CUNA Mutual Variable Annuity Account (the "Registrant") has determined that technical errors occurred in the filing of the amendment filed pursuant to Rule 485(a) on its behalf on January 28, 2009 (Accession Number 0001209286-09-000044) (the "Amendment") on Form N-4. The Registrant notes that no securities have been sold pursuant to the Amendment. Therefore, it is in the best interests of the Registrant and the public that the filing be withdrawn. Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, the Registrant hereby requests that the Amendment be withdrawn.

       Please direct any communications relating to this filing to me at (608) 231-7495.

                                                     Very truly yours,

                                                     /s/ Kerry A. Jung

                                                     Kerry A. Jung
                                                     Lead Attorney